UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

MakeMusic, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

56086P202
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON LAUNCHEQUITY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON ANDREW C. STEPHENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

1	NAME OF REPORTING PERSON JANE KIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,362,829
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,362,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56086P202

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 23, 2011, LEAP and LEP (collectively, “LaunchEquity”) entered into an Amended and Restated Agreement with the Issuer (the “Agreement”) with respect to the composition of the Board of Directors of the Issuer (the “Board”) and certain other matters.  The Agreement, which terminates immediately prior to the Issuer’s 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”) or if LEAP ceases to beneficially own more than 20% of the Issuer’s outstanding Shares, amends and restates the agreement between the Issuer and LaunchEquity dated March 2, 2010, certain provisions of which would have expired immediately prior to the Issuer’s 2011 Annual Meeting of Shareholders.  LaunchEquity may assign its rights and obligations under the Agreement to an individual or entity that acquires beneficial ownership of 20% or more of the Issuer’s outstanding Shares from LEAP.

Pursuant to the Agreement, the Issuer agreed, subject to its existing policies and the fiduciary duties of its directors, to nominate two designees of LEAP (the “LEAP Nominees”) to stand for election at each annual meeting of shareholders held during the term of the Agreement, to publicly recommend that the shareholders elect the LEAP Nominees at such annual meetings and to solicit proxies for the election of the LEAP Nominees at such annual meetings.

The Agreement provides that Jeffrey A. Koch and Trevor D’Souza, who have served on the Board since July 2006 and March 2010, respectively, are deemed to be currently serving LEAP Nominees.  During the term of the Agreement, LEAP has the right, subject to the Issuer’s policies and the fiduciary duties of its directors, to designate a replacement for any LEAP Nominee who ceases for any reason to serve as a director of the Issuer.  Additionally, for so long as at least one LEAP Nominee is then serving on the Board, LEAP shall be entitled to have the Board designate one LEAP Nominee to serve on each standing and special committee of the Board, except where such representation would violate any applicable director independence, other rules or regulations of the Securities and Exchange Commission or Nasdaq Stock Market, corporate or fiduciary laws, the Minnesota Business Corporations Act or the Issuer’s corporate governance policies.

The Issuer agreed that during the term of the Agreement, it shall not (i) increase the size of the Board above seven directors, (ii) call any special meetings of shareholders for the purpose of removing any LEAP Nominee or taking any action which would have the effect of disqualifying or curtailing the term of any LEAP Nominee, or (iii) recommend in favor of or implement any proposal, consent or other action seeking the removal of any LEAP Nominee then serving as a director or which would have the effect of disqualifying or curtailing the term of any LEAP Nominee.

The Agreement provides that during the term of the Agreement, LEAP (i) shall cause all of its Shares to be present at each of the Issuer’s annual meetings of shareholders for the purposes of establishing a quorum, and (ii) shall not, and shall cause the LEAP Nominees not to, call any special meetings of the Issuer’s shareholders for the purpose of removing any incumbent member of the Board or take any action which would have the effect of disqualifying or curtailing the term of any incumbent member of the Board.

CUSIP NO. 56086P202

In addition, during the term of the Agreement, LaunchEquity may not, directly or indirectly, (i) nominate a competing slate of directors at any meeting of the Issuer’s shareholders, (ii) solicit votes of the shareholders of the Issuer in opposition to the slate of directors nominated by the Issuer or any other item of business recommended by the Board to be voted on at any meeting of the Issuer’s shareholders or (iii) engage in, or participate in any way in, any transaction regarding control of the Issuer that has not been approved by the Board.  Notwithstanding the foregoing, LaunchEquity will be permitted to nominate a competing slate of directors at the 2014 Annual Meeting and solicit votes of the shareholders of the Issuer in opposition to the slate of directors nominated by the Issuer or any other item of business recommended by the Board to be voted on at the 2014 Annual Meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,911,644 Shares outstanding, which is the total number of Shares outstanding as of July 29, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 12, 2011.

As of the date hereof, LEAP owned directly 1,362,829 Shares, constituting approximately 27.7% of the Shares outstanding.  By virtue of their relationships with LEAP discussed in further detail in Item 2, each of LEP, Andrew C. Stephens and Jane Kim may be deemed to beneficially own the Shares owned directly by LEAP.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As discussed in further detail in Item 4 above, on August 23, 2011, LaunchEquity and the Issuer entered into the Agreement defined and described in Item 4 above and attached as exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.

CUSIP NO. 56086P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2011	LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS

	By:	LaunchEquity Partners, LLC Manager

	By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

LAUNCHEQUITY PARTNERS, LLC

By:	/s/ Andrew C. Stephens
Andrew C. Stephens Managing Member

/s/ Andrew C. Stephens
ANDREW C. STEPHENS

/s/ Jane Kim
JANE KIM